As filed with the Securities and Exchange Commission on August 26, 2015

Registration No. 333-188132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Accenture plc

(Exact name of registrant as specified in its charter)

Ireland	98-0627530
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Accenture plc

1 Grand Canal Square

Grand Canal Harbour

Dublin 2, Ireland

(353) (1) 646-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad T. Jerdee, Esq.

Joel Unruch, Esq.

Aaron B. Holmes, Esq.

Accenture plc

161 N. Clark Street

Chicago, IL 60601

(312) 693-0161

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

The Accenture plc Class A ordinary shares subject to this Registration Statement on Form S-3 were previously included in Accenture plc’s Registration Statement on Form S-3 (File No. 333-188132) filed on April 25, 2013, with such Class A ordinary shares issuable upon redemption of an equivalent number of Class I common shares of Accenture SCA, a Luxembourg partnership limited by shares and a direct subsidiary of Accenture plc. On August 26, 2015, Accenture SCA merged with and into Accenture Holdings plc, an Irish public limited company and a direct subsidiary of Accenture plc (the “Merger”), pursuant to which Accenture SCA was dissolved without going into liquidation. In connection with the Merger, holders of Accenture SCA Class I common shares (other than Accenture SCA itself) received, on a one-for-one basis, ordinary shares of Accenture Holdings plc.

This Post-Effective Amendment No. 1 to our Registration Statement on Form S-3 relates to the issuance from time to time of Class A ordinary shares of Accenture plc upon a redemption of an equivalent number of Accenture Holdings plc ordinary shares. This Post-Effective Amendment No. 1 to our Registration Statement on Form S-3 also relates to such additional Class A ordinary shares of Accenture plc as may be issued with respect to such Class A ordinary shares by way of a share dividend, share split or similar transaction.

PROSPECTUS

29,237,471 Class A Ordinary Shares

Accenture plc may issue from time to time up to 29,237,471 Class A ordinary shares to holders of up to an equal number of ordinary shares of Accenture Holdings plc, an Irish public limited company (“Accenture Holdings”), upon tender of those Accenture Holdings ordinary shares by the holders thereof for redemption (or upon the automatic redemption of such shares upon the death of such holders). We are a company organized under the laws of Ireland and the parent company of Accenture Holdings. As of August 26, 2015, we owned approximately 96% of the outstanding voting interests in Accenture Holdings.

We are registering the issuance of our Class A ordinary shares to permit holders of Accenture Holdings ordinary shares who elect to redeem their Accenture Holdings ordinary shares to sell without restriction in the open market or otherwise any of our Class A ordinary shares that they receive upon redemption. Accenture Holdings may, at its option, pay the redemption price with cash or by causing us to deliver our Class A ordinary shares on a one-for-one basis, subject to adjustment. The registration of our Class A ordinary shares does not necessarily mean that any holders will elect to have their Accenture Holdings ordinary shares redeemed or that we will elect to issue any of our Class A ordinary shares rather than pay cash upon redemption of Accenture Holdings ordinary shares. We will not receive any cash proceeds upon the issuance of any of our Class A ordinary shares following a redemption of Accenture Holdings ordinary shares; however, in exchange for any of our Class A ordinary shares that we may issue pursuant to this prospectus, Accenture Holdings will issue a number of ordinary shares to us that is equivalent to the number of shares that it redeems from redeeming holders.

Our Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ACN.”

Investing in our ordinary shares involves risks. You should carefully consider the information referred to under the heading “Risk Factors” on page 1.

Neither the Securities and Exchange Commission (the “Commission” or “SEC”) nor any state or other jurisdiction’s securities commission or regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, we recommend that you immediately consult your stockbroker, bank manager, solicitor, fund manager or other appropriate financial adviser such as, if you are resident in Ireland, an organization or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) of Ireland, or the Investment Intermediaries Act 1995 of Ireland or, if you are in a territory outside Ireland, another appropriately authorized adviser.

This document does not constitute a prospectus within the meaning of section 1348 of the Irish Companies Act 2014. No offer of Class A ordinary shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of section 1348 of the Irish Companies Act 2014) in general, or in particular pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland. Any Class A ordinary shares issued will be treated as paid up for the purposes of section 1028(2) of the Irish Companies Act 2014. This document has not been approved or reviewed by or registered with the Central Bank of Ireland.

This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland or otherwise. Accenture plc is not an authorized investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) of Ireland, and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

In this document, references to specific codes, legislation or other statutory enactments are to be deemed references to those codes, legislation or other statutory enactments as amended from time to time.

The date of this prospectus is August 26, 2015

Prospectus

The Company	1

Forward-Looking Statements	1

Risk Factors	1

Use of Proceeds	1

Redemption of Accenture Holdings Ordinary Shares	2

Material U.S. Federal Income Tax Consequences of the Redemption of Accenture Holdings Ordinary Shares	3

Material Irish Tax Consequences of Redeeming Accenture Holdings Ordinary Shares	5

Description of Share Capital	6

Rights of Holders of Accenture plc Class A Ordinary Shares Compared to Rights of Holders of Accenture plc Class X Ordinary Shares and Accenture Holdings ordinary Shares	21

Plan of Distribution	31

Legal Matters	31

Experts	31

Where You Can Find More Information	31

Incorporation of Certain Information by Reference	32

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus, including the information incorporated by reference herein as described under “Where You Can Find More Information,” or any free writing prospectus that we prepare and distribute. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our Class A ordinary shares covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “our,” “us” or “Accenture” refer to Accenture plc and, where appropriate, its subsidiaries, including Accenture Holdings. We refer to the ordinary shares of Accenture Holdings that may be redeemed for Class A ordinary shares as the “Accenture Holdings ordinary shares.” We use the “Accenture Leadership” title to refer to our highest-level employees, including managing directors and senior managing directors, along with members of the Accenture global management committee (our primary management and leadership team, which consists of 20 of our most senior leaders).

i

THE COMPANY

Accenture is one of the world’s leading professional services companies, providing management consulting, technology and outsourcing services to clients across a broad range of industries. We employ more than 336,000 people and have offices and operations in more than 200 cities in 56 countries. Our revenues before reimbursements were $30.0 billion for fiscal 2014.

We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our global delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our global delivery model enables us to provide an end-to-end delivery capability by drawing on our global resources to deliver high-quality, cost-effective solutions to our clients.

We are organized under the laws of Ireland. We maintain a registered office at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. Our telephone number in Ireland is +(353) (1) 646-2000. We have major offices in the world’s leading business centers, including Boston, Chicago, New York, San Francisco, Sao Paolo, Frankfurt, London, Madrid, Milan, Paris, Rome, Bangalore, Beijing, Manila, Mumbai, Shanghai, Singapore, Sydney and Tokyo, among others. Our website address is www.accenture.com. We do not intend for information contained on, or accessible through, our website to be part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “positioned,” “outlook” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to, the factors discussed below under the section entitled “Risk Factors.” Our forward-looking statements speak only as of the date of this prospectus or as of the date they are made, and we undertake no obligation to update them.

RISK FACTORS

The redemption of your Accenture Holdings ordinary shares and the ownership of our Class A ordinary shares involve various risks. You should carefully consider each of the risks and uncertainties described under “Item 1A. – Risk Factors” in our Annual Report on Form 10-K for the year ended August 31, 2014, as such information may be amended or supplemented in subsequently filed Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, and all of the other information included or incorporated by reference in this prospectus when redeeming your Accenture Holdings ordinary shares, as you may receive our Class A ordinary shares in payment of the redemption price.

USE OF PROCEEDS

We will not receive any cash proceeds upon the issuance of any of our Class A ordinary shares following a redemption of Accenture Holdings ordinary shares; however, in exchange for any of our Class A ordinary shares that we may issue pursuant to this prospectus, Accenture Holdings will issue a number of ordinary shares to us that is equivalent to the number of shares that it redeems from redeeming holders.

REDEMPTION OF ACCENTURE HOLDINGS ORDINARY SHARES

General

You may, subject to certain limitations, require that Accenture Holdings redeem all or a portion of your Accenture Holdings ordinary shares. In that case, Accenture Holdings is obligated, subject to the availability of distributable reserves, to redeem any such Accenture Holdings ordinary shares at a redemption price per share generally equal to the average of the high and low sale prices of a Class A ordinary share as reported on the New York Stock Exchange on the trading day on which Accenture Holdings receives your irrevocable notice of redemption if received prior to close of trading for that day, or on the following trading day if Accenture Holdings receives your irrevocable notice of redemption later than the close of trading on that day. Accenture Holdings may, at its option, pay the redemption price with cash or by causing us to deliver our Class A ordinary shares on a one-for-one basis, subject to adjustment for stock dividends, stock splits and similar transactions.

In connection with any redemption of your Accenture Holdings ordinary shares, if you also hold our Class X ordinary shares, we will redeem a corresponding number of your Class X ordinary shares at a per-share cash purchase price equal to the par value of a Class X ordinary share, which is $0.0000225 per share.

If Accenture Holdings elects to satisfy any redemption right exercised by you as a holder of Accenture Holdings ordinary shares with our Class A ordinary shares, the Class A ordinary shares delivered to you will be validly issued, fully paid and non-assessable shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

OF THE REDEMPTION OF ACCENTURE HOLDINGS ORDINARY SHARES

The following discussion summarizes the material U.S. federal income tax consequences that may be relevant to a “U.S. holder” (as defined below) who exercises such holder’s right to require the redemption of such holder’s Accenture Holdings ordinary shares.

Except where noted, the following discussion deals only with Accenture Holdings ordinary shares held as capital assets and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including insurance companies, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, estates, trusts, tax-exempt organizations, non-U.S. holders, S corporations, persons with a functional currency other than the U.S. dollar, U.S. expatriates, persons holding Accenture Holdings ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, and holders otherwise subject to special treatment under U.S. tax laws, including partnerships (or other pass-through entities), whose activities will affect the tax treatment of its partners or investors. This summary also does not address the tax consequences to Accenture Leadership or to shareholders or beneficiaries of a holder of the Accenture Holdings ordinary shares. Furthermore, this discussion does not address any state, local or foreign tax consequences or consequences arising under the Medicare tax on net investment income or any U.S. federal laws other than those pertaining to income tax.

Because the U.S. federal income tax consequences to a holder exercising a redemption right will depend upon that holder’s specific circumstances, we strongly urge any holder considering redeeming shares to consult their personal tax advisor as to the specific U.S. federal income tax consequences they will incur upon redemption.

This discussion is based upon the Internal Revenue Code of 1986 (the “Code”), the regulations promulgated thereunder and court and administrative rulings in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

As used herein, a U.S. holder means a beneficial owner of Accenture Holdings ordinary shares that is (a) a citizen or individual resident of the United States; (b) a corporation or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has made a valid election to be treated as a U.S. person.

Redemption of Accenture Holdings Ordinary Shares

The redemption of Accenture Holdings ordinary shares for cash or Class A ordinary shares will generally be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below regarding potential deemed dividend treatment, upon the redemption of Accenture Holdings ordinary shares, a U.S. holder will generally be treated as recognizing gain or loss from the disposition of such Accenture Holdings ordinary shares. If such treatment applies, a U.S. holder will recognize gain or loss equal to the difference between the cash and/or the fair market value of the Class A ordinary shares, as applicable, delivered by Accenture Holdings for the Accenture Holdings ordinary shares redeemed and the holder’s adjusted basis in such Accenture Holdings ordinary shares. Any such gain resulting from such a redemption will be taxed as capital gain and will be taxed as long-term capital gain if such U.S. holder’s holding period in the Accenture Holdings ordinary shares is greater than one year. Long term capital gains of individuals are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Under certain circumstances described in Section 302 of the Code (including if the redemption (a) does not result in a complete termination of the holder’s interest in Accenture Holdings after the application of certain constructive ownership rules, (b) is not a “substantially disproportionate” redemption with respect to the holder, or (c) is “essentially equivalent to a dividend” with respect to the holder), a U.S. holder whose Accenture Holdings ordinary shares are redeemed may be treated as receiving a dividend distribution from Accenture Holdings. If such treatment applies, cash and/or the fair market value of Class A ordinary shares, as applicable, received by a holder who exercises the right to require redemption will be taxable to the holder as a dividend to the extent of such holder’s allocable share of Accenture Holdings’ current or accumulated earnings and profits. To the extent that cash and/or the fair market value of Class A ordinary shares received exceed such holder’s allocable share of Accenture Holdings’ current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such holder’s Accenture Holdings ordinary shares, and any amounts in excess of the holder’s adjusted basis will constitute taxable gain. Any remaining adjusted basis in the shares tendered (or automatically redeemed upon death) to Accenture Holdings will be transferred to any remaining shares held or, in some cases, deemed to be held by such holder.

Backup Withholding and Information Reporting

Any U.S. holders whose Accenture Holdings ordinary shares are redeemed and who at that time have not provided an accurate and complete U.S. Internal Revenue Service (“IRS”) Form W-9 or substitute form and that have not otherwise established an exemption may be subject to U.S. federal backup withholding on the gross proceeds (whether the proceeds are cash or Class A ordinary shares) otherwise payable pursuant to the redemption of the Accenture Holdings ordinary shares. If you have been informed by the IRS that you are subject to backup withholding or in certain other circumstances you fail to comply with certification requirements, you may be subject to U.S. federal backup withholding even if you have completed and returned the appropriate form. In addition, you may be subject to backup withholding if the IRS has notified the payor that the taxpayer identification number provided by you is incorrect. Some holders, including corporations, may be exempt from backup withholding. You should consult with your tax advisor regarding your qualification for exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

In general, information reporting will apply to the redemption proceeds paid to a U.S. holder within the United States, and, in some cases, outside of the United States. Some holders, including corporations, financial institutions and certain tax-exempt organizations, may not be subject to information reporting.

MATERIAL IRISH TAX CONSEQUENCES OF REDEEMING

ACCENTURE HOLDINGS ORDINARY SHARES

Scope of Discussion

The following is a summary of the material Irish tax consequences to certain non-Irish holders (as defined below) of redeeming Accenture Holdings ordinary shares. As used herein, a “non-Irish holder” is an individual beneficial owner of Accenture Holdings ordinary shares that is neither resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold Accenture Holdings ordinary shares in connection with a trade carried on by such person through an Irish branch or agency. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each non-Irish holder. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus. Changes in law and/or administrative practice may result in a change in the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax or legal advice and is of a general nature only. The summary is not exhaustive and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of holding and disposing of Accenture Holdings ordinary shares. The summary applies only to non-Irish holders who hold their Accenture Holdings ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees and non-Irish holders who acquired their Accenture Holdings ordinary shares or who have, or who are deemed to have, acquired their Accenture Holdings ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland). Shareholders who are not non-Irish holders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of redeeming, holding and disposing of Accenture Holdings ordinary shares.

Irish Tax on Chargeable Gains (Irish CGT)

Non-Irish holders should not be subject to Irish CGT on a redemption of their Accenture Holdings ordinary shares.

Stamp Duty

Non-Irish holders should not be subject to Irish stamp duty on a redemption of their Accenture Holdings ordinary shares.

Dividend Withholding Tax

Accenture Holdings should not be required make a withholding or deduction for or on account of Irish income tax on a redemption of Accenture Holdings ordinary shares.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary. This summary is not complete and is subject to the complete text of Accenture plc’s memorandum and articles of association, which are incorporated by reference. See “Incorporation of Certain Information by Reference.” We encourage you to read those documents carefully.

Capital Structure

Authorized Share Capital. The authorized share capital of Accenture plc is €40,000 and US$517,500, divided into 40,000 ordinary shares with a nominal value of €1 per share (issued in order to satisfy statutory requirements for all Irish public limited companies commencing operations); 20,000,000,000 Class A ordinary shares with a nominal value of US$0.0000225 per share; 1,000,000,000 Class X ordinary shares with a nominal value of US$0.0000225 per share; and 2,000,000,000 undesignated shares with a nominal value of US$0.0000225 per share.

Accenture plc has the authority to issue authorized but unissued Class A ordinary shares, Class X ordinary shares or undesignated shares. The undesignated shares may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Accenture plc’s shareholders. The shares comprising the authorized share capital of Accenture plc may be divided into shares of such nominal value as the resolution shall prescribe.

As a matter of Irish law, the directors of a company may issue authorized but unissued new ordinary or preferred shares without shareholder approval once authorized to do so by the company’s articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the company’s shareholders by an ordinary resolution. At Accenture plc’s annual general meeting in 2015, its shareholders renewed the Board of Directors’ authority to issue up to 33% of its issued share capital for a period of 18 months. The current authorization will expire on August 4, 2016. Accenture plc expects to propose the renewal of this authorization on a regular basis at its annual general meetings in subsequent years, which is the customary practice in Ireland.

The rights and restrictions to which the ordinary shares are subject are prescribed in Accenture plc’s articles of association. Accenture plc’s articles of association entitle the Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by Accenture plc. The Accenture plc Board of Directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares through the issue of the authorized but unissued undesignated shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record; accordingly, Accenture plc’s articles of association do not provide for the issuance of fractional Accenture plc shares, and the official Irish register of Accenture plc will not reflect any fractional shares. Whenever an alteration or reorganization of the share capital of Accenture plc would result in any Accenture plc shareholder becoming entitled to fractions of a share, Accenture plc’s Board of Directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Under Irish law and the memorandum and articles of association of Accenture plc, there are no limitations on the right of nonresidents of Ireland or owners who are not citizens of Ireland to hold or vote shares of Accenture plc.

Issued Share Capital. As of August 26, 2015, Accenture plc has 804,757,785 Class A and 23,335,142 Class X ordinary shares in issue (which number of Class A ordinary shares includes 178,056,462 issued shares held by Accenture) each with a nominal value of US$0.0000225, as well as 40,000 ordinary shares with a nominal value of €1 per share. All shares in issue are fully paid and non-assessable. There are no undesignated shares of US$0.0000225 in issue.

Pre-emption Rights, Share Warrants and Share Options

Certain statutory pre-emption rights apply automatically in favor of Accenture plc shareholders where shares in Accenture plc are to be issued for cash. However, Irish law permits companies to opt-out of the statutory pre-emption rights for a period of up to five years if authorized by shareholders by a special resolution. A special resolution requires not less than 75% of the votes of Accenture plc shareholders cast at a general meeting. At Accenture plc’s annual general meeting in 2015, its shareholders renewed the Board of Directors’ authority to issue up to 5% of its issued share capital for which no pre-emption rights would apply for a period of 18 months. The current authorization will expire on August 4, 2016. Accenture plc expects to propose the renewal of this authorization on a regular basis at its annual general meetings in subsequent years, which is the customary practice in Ireland for companies that elect to opt-out of the statutory pre-emption rights. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of Accenture plc pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

The articles of association of Accenture plc provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Accenture plc is subject, the Board of Directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board of Directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the Board of Directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act 2014 provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Board of Directors may issue shares upon exercise of warrants or options without shareholder approval or authorization.

Accenture plc is subject to the rules of the NYSE that require shareholder approval of certain share issuances.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Accenture plc less accumulated realized losses of Accenture plc. No dividend may be made unless the net assets of Accenture plc are equal to, or in excess of, the aggregate of Accenture plc’s called up share capital plus undistributable reserves and the distribution does not reduce Accenture plc’s net assets below such aggregate. Undistributable reserves include the undenominated capital and the amount by which Accenture plc’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Accenture plc’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Accenture plc has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of Accenture plc. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act 2014, which give a “true and fair view” of Accenture plc’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office, the official public registry for companies in Ireland.

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Accenture plc. Accenture plc’s articles of association authorize the directors to declare such dividends as appear justified by the profits of Accenture plc without the approval of the shareholders at a general meeting. The Board of Directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

The directors of Accenture plc may deduct from any dividend payable to any member all sums of money (if any) payable by such member to Accenture plc in relation to the Accenture plc ordinary shares.

The directors of Accenture plc are also entitled to issue shares with preferred rights to participate in dividends declared by Accenture plc in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Any series of preferred shares could, as determined by Accenture plc’s Board of Directors at the time of issuance, rank senior to the Accenture plc ordinary shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

Holders of Accenture plc Class X ordinary shares are not entitled to receive dividends and are not entitled to be paid any amount upon a winding-up of Accenture plc.

Share Repurchases, Redemptions and Conversions

Overview

Article 5(b)(iv) of Accenture plc’s articles of association provides that any Class A ordinary share which Accenture plc has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Accenture plc.” If the articles of association of Accenture plc did not contain Article 5(b)(iv), repurchases by Accenture plc would be subject to many of the same rules that apply to purchases of Accenture plc shares by subsidiaries described below under “—Purchases by Subsidiaries of Accenture plc,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Article 5(c)(iv) of Accenture plc’s articles of association provides that we may, at our option, redeem at any time any of our Class X ordinary shares subject to the requirements of the Irish Companies Act 2014. Except where otherwise noted, when we refer elsewhere in this “Description of Accenture plc Share Capital” to repurchasing or buying back Accenture plc Class A or Class X ordinary shares, we are referring to the redemption of Class A ordinary shares by Accenture plc pursuant to Article 5(b)(iv) of the articles of association, the redemption of Class X ordinary shares by Accenture plc pursuant to Article 5(c)(iv) of the articles of association or the purchase of Accenture plc ordinary shares by a subsidiary of Accenture plc, in each case in accordance with the Accenture plc articles of association and Irish law as described below.

Repurchases and Redemptions by Accenture plc

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by Accenture plc where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Accenture plc. All redeemable shares must also be fully paid, and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem Accenture plc shares, and these shares are redeemable at the option of Accenture plc.

The Board of Directors of Accenture plc will also be entitled to issue preferred shares, which may be redeemed at the option of either Accenture plc or the shareholder, depending on the terms of such preferred shares.

Repurchased and redeemed Class A ordinary shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Accenture plc at any time must not exceed 10% of the nominal value of the issued share capital of Accenture plc. While Accenture plc holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Accenture plc or re-issued subject to certain conditions.

Purchases by Subsidiaries of Accenture plc

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase Accenture plc shares either on-market or off-market. A general authority of the shareholders of Accenture plc is required to allow a subsidiary of Accenture plc to make on-market purchases of Accenture plc shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Accenture plc shares is required. Accenture plc’s authority was renewed by shareholders at the annual general meeting in 2015 for a period of 18 months, expiring on August 4, 2016, unless renewed at the annual general meeting in 2016. Accenture plc currently intends to seek to renew such general authority (again for an 18 month period), which must expire no later than five years after the date on which it was granted, at the next annual general meeting of Accenture plc in 2016 and at subsequent annual general meetings. In order for a subsidiary of Accenture plc to make an on-market purchase of Accenture plc’s shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Accenture plc Class A ordinary shares are listed, is a recognized stock exchange.

For an off-market purchase by a subsidiary of Accenture plc, the proposed purchase contract must be authorized by special resolution of the shareholders of Accenture plc before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution, the purchase contract must be made available for inspection by shareholders at the registered office of Accenture plc.

The number of shares held by the subsidiaries of Accenture plc, including Accenture Holdings, at any time will count as treasury shares for the purposes of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Accenture plc. While a subsidiary holds Accenture plc shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Accenture plc shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Existing Share Repurchase Program

Because repurchases of Accenture plc Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares pursuant to Article 5(b)(iv) of the articles of association, separate shareholder approval for such repurchases will not be required.

Conversion

Class A ordinary shares of Accenture plc are not convertible.

Liens on Shares, Calls on Shares and Forfeiture of Shares

Accenture plc’s articles of association provide that Accenture plc will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of all of Accenture plc’s issued shares. Subject to the terms of the share allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish public limited company such as Accenture plc and will only be applicable to shares of Accenture plc that have not been fully paid up. All Accenture plc Class A ordinary shares issued upon a redemption of an equivalent number of Accenture Holdings ordinary shares will be fully paid up.

Accenture plc’s articles of association further provide that Accenture plc will have a lien on payments to be made in respect of a share where Accenture plc has a withholding tax or stamp duty obligation in respect of such share.

Bonus Shares

Under Accenture plc’s articles of association, the Board of Directors may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account of Accenture plc for issuance and distribution to shareholders as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Accenture plc may by ordinary resolution of its Class A and Class X ordinary shareholders, voting as a single class, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

Accenture plc may, by ordinary resolution, reduce its authorized share capital. Accenture plc also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.

Meetings of Shareholders

Accenture plc is required to hold an annual general meeting in each calendar year within 15 months of its previous annual general meeting and no more than nine months after Accenture plc’s fiscal year-end. An annual general meeting may be held outside Ireland if Accenture plc makes all necessary arrangements to ensure that shareholders can participate in any such meeting by technological means without leaving Ireland. At any annual general meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any shareholder entitled to vote at such meeting who complies with the procedures set forth in the articles of association.

Extraordinary general meetings of Accenture plc may be convened by (a) the Board of Directors, (b) on requisition of the shareholders holding not less than 10% of the paid up share capital of Accenture plc carrying voting rights or (c) on requisition of Accenture plc’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Accenture plc as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

Notice of a general meeting must be given to all shareholders of Accenture plc and to the auditors of Accenture plc. The minimum notice periods under Irish law are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. Accenture plc’s articles of association provide a minimum notice period of 30 days for an annual general meeting or an extraordinary general meeting to approve a special resolution. Accenture plc’s articles of association provide for a minimum notice period of 14 days’ notice for all other extraordinary general meetings reflecting these requirements of Irish law.

In the case of an extraordinary general meeting convened by shareholders of Accenture plc, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the Board of Directors has 21 days to convene a meeting of Accenture plc’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the consideration of the statutory financial statements and reports of the directors and auditors; the review by the shareholders of the company’s affairs and the appointment of auditors; and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

If the directors become aware that the net assets of Accenture plc are half or less of the amount of Accenture plc’s share capital and share premium, the directors of Accenture plc must convene an extraordinary general meeting of Accenture plc’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Directors

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders (see “—Voting” below). Shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to the Accenture plc Class A and Class X ordinary shares will, as a practical matter, be entitled to control the election of all directors. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors. Holders of Class A and Class X ordinary shares are entitled to one vote per each such share at all meetings at which directors are elected. The Irish Companies Act 2014 provides for a minimum of two directors. Accenture plc’s articles of association provide for a minimum number of directors of eight and a maximum of 15. If at any time the number of directors falls below the minimum, the remaining directors may act only for the purposes of appointing additional directors to satisfy the requirements of the articles of association with respect to the minimum number of directors. The shareholders of Accenture plc may from time to time increase or reduce the maximum number, or increase or reduce the minimum number, of directors by ordinary resolution. All directors of Accenture plc are elected annually.

Under the Irish Companies Act 2014 and notwithstanding anything contained in Accenture plc’s memorandum and articles of association or in any agreement between Accenture plc and a director, the shareholders of Accenture plc may, by an ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 calendar days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Accenture plc in respect of his or her removal.

In addition, Accenture plc’s articles of association provide that the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term. Additionally, Accenture plc’s articles of association provide that a director may be removed with or without cause at the request of not less than 75% of the other directors.

Voting

All votes at a general meeting will be decided by way of poll. Every shareholder shall, on a poll, have one vote for each Class A or Class X ordinary share that he or she holds as of the record date for the meeting (and, except as otherwise provided by the Irish Companies Act 2014 or Accenture plc’s memorandum and articles of association, the holders of Class A and Class X ordinary shares shall vote as a single class). For so long as the ordinary shares with a nominal value of €1 per share are held by Accenture plc as treasury shares (which is currently the case), they will not, as a matter of Irish law, carry any voting rights. Voting rights on a poll may be exercised by shareholders registered in Accenture plc’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in the manner prescribed by Accenture plc’s articles of association. The articles of association of Accenture plc permit the appointment of proxies by the shareholders to be notified to Accenture plc electronically.

Except where a greater majority is required by Irish law or Accenture plc’s memorandum and articles of association, any question proposed for consideration at any general meeting of Accenture plc or of any class of shareholders shall be decided by a simple majority of the votes cast by shareholders entitled to vote at such meeting.

In accordance with the articles of association of Accenture plc, the directors of Accenture plc may from time to time cause Accenture plc to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares and shares of Accenture plc held by subsidiaries of Accenture plc will not be entitled to vote at general meetings of shareholders.

Irish law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Accenture plc’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Accenture plc’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•	Amending the objects of Accenture plc;

•	Amending the articles of association of Accenture plc;

•	Approving the change of name of Accenture plc;

•	Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	Opting out of pre-emption rights on the issuance of new shares;

•	Re-registration of Accenture plc from a public limited company as a private company;

•	Purchase of own shares off-market;

•	Reduction of share capital;

•	Resolving that Accenture plc be wound-up by the Irish courts;

•	Resolving in favor of a shareholders’ voluntary winding-up;

•	Re-designation of shares into different share classes;

•	Setting the re-issue price of treasury shares; and

•	Mergers with companies incorporated in the European Union (as described below).

A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (a) not less than 75% by value of the voting shareholders of each class of shares participating in the scheme of arrangement; and (b) more than 50% in number of the voting shareholders of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme.

Neither Irish law nor any constitutional document of Accenture plc places limitations on the right of nonresidents of Ireland or owners who are not citizens of Ireland to vote Class A ordinary shares or Class X ordinary shares of Accenture plc.

Shareholder Action by Written Consent

The Irish Companies Act 2014 provides that shareholders may approve a resolution without a meeting if all shareholders sign the written resolution, subject to certain exceptions.

Variation of Rights Attaching to a Class or Series of Shares

Variation of all or any special rights attached to any class of Accenture plc shares is addressed in the articles of association of Accenture plc as well as the Irish Companies Act 2014. Any variation by Accenture plc of class rights attaching to the issued Accenture plc shares must also be approved by a special resolution of the shareholders of the class affected or by the written consent of the holders of not less than 75% of the shareholders of the class affected.

Amendment of Governing Documents

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. In addition, Paragraph 6 of the memorandum of association of Accenture plc provides that any amendment to that paragraph and to the provisions of Accenture plc’s articles of association relating to mergers; any sale, lease or exchange by Accenture plc of all or substantially all of its property or assets; and the appointment and removal of directors, which are not approved by Accenture plc’s Board of Directors, must be approved by shareholders holding not less than 80% of Accenture plc’s issued and outstanding voting shares.

Quorum for General Meetings

The presence of three shareholders, in person or by proxy (whether or not such shareholders actually exercise their voting rights in whole, in part or at all at the meeting) and having the right to attend and vote at the meeting, and of the holders of more than 50% of the Accenture plc ordinary shares outstanding constitutes a quorum for the conduct of business (provided that, if Accenture plc has only one shareholder, one shareholder present in person or by proxy will constitute a quorum). No business may take place at a general meeting of Accenture plc if a quorum is not present in person or by proxy. The Board of Directors has no authority to waive quorum requirements stipulated in the articles of association of Accenture plc. Abstentions and broker “non-votes” will be counted as present for purposes of determining whether there is a quorum in respect of the proposals. A broker “non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (a) receive a copy of the memorandum and articles of association of Accenture plc; (b) inspect and obtain copies of the minutes of general meetings and resolutions of Accenture plc; (c) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Accenture plc; (d) receive copies of statutory financial statements and the directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (e) receive balance sheets of a subsidiary company of Accenture plc that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Accenture plc will also have the right to inspect all accounting records of Accenture plc. The auditors’ report must be circulated to the shareholders with Accenture plc’s financial statements prepared in accordance with Irish law at least 21 days before the annual general meeting and laid before the shareholders at Accenture plc’s annual general meeting.

Accenture plc’s Board of Directors has adopted a resolution providing that its shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the shareholder names, addresses and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)	a court-approved scheme of arrangement under the Irish Companies Act 2014. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (i) not less than 75% by value of the voting shareholders of each class of shares participating in the scheme of arrangement; and (ii) more than 50% in number of the voting shareholders of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme;

(b)	through a tender offer by a third party for all of the Accenture plc shares. Where the holders of 80% or more of a class of Accenture plc’s shares have accepted an offer for their shares in Accenture plc, the remaining shareholders in that class may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders in that class also have a statutory right to require the bidder to acquire their shares on the same terms. If Accenture plc shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%; and

(c)	through a merger with an EU-incorporated company under Council Directive No. 2005/56/EC of the European Parliament and of the Council of 26 October 2005. Such a merger must be approved by a special resolution.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Accenture plc’s articles of association provide that the approval of (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) a shareholder resolution passed by a majority of votes cast on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008, as amended, of Ireland, governing the merger of an Irish company limited by shares such as Accenture plc and a company incorporated in the European Economic Area, which includes all member states of the European Union, Norway, Iceland and Liechtenstein, and where the other company is the surviving entity, a shareholder (a) of the non-surviving company who voted against the special resolution approving the transaction or (b) of a company in which 90% of the shares are held by the other party to the transaction, has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

Disclosure of Interests in Shares

Under the Irish Companies Act 2014, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of any class of voting shares of an Irish public limited company. A shareholder of Accenture plc must therefore make such a notification to Accenture plc if as a result of a transaction the shareholder will be interested in 3% or more of the Accenture plc Class A ordinary shares or 3% or more of the Accenture plc Class X ordinary shares; or if as a result of a transaction, a shareholder who was interested in more than 3% of the relevant class of Accenture plc shares ceases to be so interested. Where a shareholder is interested in more than 3% of the Accenture plc Class A ordinary shares or 3% or more of the Accenture plc Class X ordinary shares, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Accenture plc.

The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to Accenture plc within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Accenture plc concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Accenture plc, under the Irish Companies Act 2014, may by notice in writing require a person whom Accenture plc knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Accenture plc’s relevant share capital to: (a) indicate whether or not it is the case; and (b) where such person holds or has during that time held an interest in the Accenture plc shares, to give such further information as may be required by Accenture plc, including particulars of such person’s own past or present interests in Accenture plc shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Accenture plc on a person who is or was interested in Accenture plc shares and that person fails to give Accenture plc any information required within the reasonable time specified, Accenture plc may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act 2014, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from Accenture plc on those shares, whether in respect of capital or otherwise.

Where shares in Accenture plc are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Anti-Takeover Provisions

Accenture plc’s articles of association provide that any merger of Accenture plc and another company requires the approval of (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) an ordinary resolution of shareholders in addition to any other sanction required by applicable law, such as the European Communities (Cross-Border Mergers) Regulations 2008, as amended, of Ireland, described above.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Accenture plc will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules 2013 made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules 2013 and certain important aspects of the Irish Takeover Rules 2013 are described below.

General Principles

The Irish Takeover Rules 2013 are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•	in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

•	the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities in regards to the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

•	a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•	a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer

If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in Accenture plc, the acquirer and, depending on the circumstances, its concert parties would be mandatorily required (except with the consent of the Irish Takeover Panel) to make a cash offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Accenture plc if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12 month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquires Accenture plc shares of the same class as the shares that are the subject of the voluntary offer within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for Accenture plc shares of that class by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired Accenture plc shares of the same class as the shares that are the subject of the voluntary offer (a) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total shares the subject of the voluntary offer or (b) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the bidder or its concert parties for shares (of the class of shares the subject of the voluntary offer) during, in the case of (a), the period of 12 months prior to the commencement of the offer period and, in the case of (b), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total shares of the class of shares the subject of the offer in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules 2013 also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Accenture plc. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Accenture plc is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Accenture plc and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Board of Directors of Accenture plc is not permitted to take any action that might frustrate an offer for the Accenture plc shares once the Board of Directors has received an approach that may lead to an offer or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (a) the issue of shares, options or convertible securities, (b) material disposals, (c) entering into contracts other than in the ordinary course of business or (d) any action, other than seeking alternative offers, that may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Board of Directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by Accenture plc’s shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Corporate Governance

The articles of association of Accenture plc allocate authority over the management of Accenture plc to the Board of Directors. The Board of Directors may then delegate management of Accenture plc to committees of the Board of Directors, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the business and affairs of Accenture plc. Accenture plc’s Board of Directors includes an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating & Governance Committee. Accenture plc’s Board of Directors has also adopted Corporate Governance Guidelines. The Board of Directors may create new committees or change the responsibilities of existing committees from time to time, subject to applicable law.

The directors of Accenture plc have certain statutory and fiduciary duties owed to the Company. The principal directors’ duties include the fiduciary duties of good faith acting honestly and responsibly and exercising due care and skill.

The articles of association of Accenture plc provide that a director, in taking action, including an action that may involve or relate to a change in control or potential change of control of Accenture plc, may, but is not required to, consider, among other things, the effects that the action may have on other interests or persons, including Accenture Leadership, retired Accenture Leadership and employees and the communities in which Accenture does business, as long as the director acts honestly and in good faith with a view to our best interests.

Accenture plc’s Board of Directors has adopted resolutions providing, among other things, that:

(a)	Accenture’s directors and officers will occupy a fiduciary relationship with Accenture plc and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interest and in the best interest of our shareholders, as that standard of care is interpreted by the courts;

(b)	Accenture’s shareholders may bring derivative proceedings on behalf of Accenture plc, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; and

(c)	Accenture plc will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware.

Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Irish law would have to be satisfied for any derivative proceedings or other legal actions to be brought in Ireland by a shareholder against Accenture plc or any of its directors or officers. In addition, there can be no assurance that Irish courts or courts in other jurisdictions would enforce court judgments obtained in the United States against Accenture plc or its directors in Ireland or in other countries where Accenture plc has assets.

Shareholder Suits

In Ireland, the decision to institute proceedings is generally taken by a company’s Board of Directors who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Accenture plc. In deciding whether a minority shareholder may be permitted to bring a derivative action, an Irish court will consider whether, unless the action is brought, a wrong committed against Accenture plc would otherwise go un-redressed.

The shareholders of Accenture plc may also bring proceedings against Accenture plc where the affairs of Accenture plc are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of Accenture plc. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name of Accenture plc is Accenture public limited company. Accenture plc was incorporated in Ireland as a public limited company on June 10, 2009 with company registration number 471706. Accenture plc’s fiscal year ends on August 31, and Accenture plc’s registered address is 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland.

Duration; Dissolution; Rights upon Liquidation

Accenture plc’s duration is unlimited. Accenture plc may be dissolved at any time by way of either a voluntary winding up or a creditors’ voluntary winding up. In the case of a voluntary winding up, approval is required by (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) a special resolution of shareholders. Accenture plc may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office (the official public registry for companies in Ireland) as an enforcement measure where Accenture plc has failed to file certain returns. The Director of Corporate Enforcement in Ireland may also seek to have Accenture plc wound-up where the affairs of Accenture plc have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Accenture plc should be wound-up.

The rights of the shareholders to a return of Accenture plc’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Accenture plc’s articles of association or the terms of any preferred shares issued by the directors of Accenture plc from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Accenture plc. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Accenture plc’s articles provide that Class A ordinary shareholders of Accenture plc are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. Neither Class X ordinary shareholders of Accenture plc nor Accenture plc as the holder of all ordinary shares with a nominal value of €1 per share are entitled to participate in a winding up.

Uncertificated Shares

Holders of Accenture plc ordinary shares will not have the right to require Accenture plc to issue certificates for their shares. Accenture plc currently intends to issue only uncertificated ordinary shares unless certificated shares are required by any stock exchange, a recognized depository, any operator of any clearance, settlement system or law.

Stock Exchange Listing

Accenture plc Class A ordinary shares are listed on the NYSE under the symbol “ACN.” We do not intend to list Accenture plc Class A ordinary shares on the Irish Stock Exchange or any other stock exchange. We do not intend to list Accenture plc Class X ordinary shares on any stock exchange.

No Sinking Fund

The ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

All issued and outstanding ordinary shares are duly and validly issued, fully paid and non-assessable.

Transfer and Registration of Shares

Accenture plc’s share register is maintained by its transfer agent. Registration in this share register will be determinative of membership in Accenture plc. A shareholder of Accenture plc who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for The Depository Trust Company) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Accenture plc’s official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on Accenture plc’s official share register any transfer of shares (a) from a person who holds such shares directly to any other person, (b) from a person who holds such shares beneficially to a person who holds such shares directly, or (c) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Accenture plc’s official Irish share register.

Accenture plc does not intend to pay any stamp duty. However, Accenture plc’s articles of association allow Accenture plc, in its absolute discretion, to pay any stamp duty payable by a buyer. In the event of any such payment, Accenture plc may (a) seek reimbursement from the transferee (at our discretion), (b) set-off the amount of the stamp duty against future dividends payable to the transferee (at our discretion), and (c) impose a lien against the Accenture plc Class A ordinary shares on which we have paid stamp duty. Any transfer of Accenture plc Class A ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is executed by or on behalf of the seller, is duly stamped and is provided to our transfer agent.

Accenture plc Class X ordinary shares are not transferable by their holders, unless the Class X ordinary shareholder has received the prior written consent of Accenture plc to the proposed transfer to the proposed transferee.

The directors of Accenture plc have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of share only or, as in the case of Class X ordinary shares, such transfer would violate the terms of an agreement to which Accenture plc or any of its subsidiaries and the transferor are subject.

Enforcement of Civil Liabilities Against Foreign Persons

Accenture plc has been advised by its Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

•	The judgment must be for a definite sum;

•	The judgment must be final and conclusive; and

•	The judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as transfer agent and branch registrar for the Class A ordinary shares in the United States. Computershare Investor Services (Ireland) Limited serves as principal registrar for the Class A ordinary shares in Ireland.

RIGHTS OF HOLDERS OF ACCENTURE PLC CLASS A ORDINARY SHARES

COMPARED TO RIGHTS OF HOLDERS OF ACCENTURE PLC CLASS X

ORDINARY SHARES AND ACCENTURE HOLDINGS ORDINARY SHARES

Accenture plc is a public limited company under the Irish Companies Act 2014. The rights of our shareholders are governed by Irish law and our memorandum and articles of association. Similarly, Accenture Holdings is a public limited company under the Irish Companies Act 2014. The rights of its shareholders are governed by Irish law and Accenture Holdings’ memorandum and articles of association. The Irish Companies Act 2014 differs in some material respects from laws generally applicable to United States corporations and their shareholders. Certain of the provisions of our memorandum and articles of association and Irish law described below may make it relatively more difficult for our shareholders to protect their interests or initiate or undertake any change of control of us.

As Accenture plc and Accenture Holdings are both Irish public limited companies under the Irish Companies Act 2014, there are many similarities between their respective memoranda and articles of association. There are, however, certain differences. These differences, which are summarized in the following comparison, are principally due to the fact that:

•	our Class A ordinary shares are traded on the New York Stock Exchange whereas the ordinary shares of Accenture Holdings are not publically traded;

•	we are the ultimate holding company of the Accenture group whereas Accenture Holdings is our directly controlled subsidiary; and

•	certain provisions of Accenture Holdings’ memorandum and articles of association were based on the applicable provisions of the articles of association of Accenture SCA (Accenture Holdings’ predecessor), insofar as possible under Irish law.

The following comparison summarizes the material differences under applicable law and relevant charter documents between the rights of holders of our Class A ordinary shares and your rights as holders of Accenture Holdings ordinary shares and our Class X ordinary shares if you hold such Class X ordinary shares, but is not intended to describe all of the differences. The comparison is intended to assist you, as holders of Accenture Holdings ordinary shares and our Class X ordinary shares, if applicable, in understanding how your investment will be changed if you receive our Class A ordinary shares upon redemption of your Accenture Holdings ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of our memorandum and articles of association and Accenture Holdings’ memorandum and articles of association, which are incorporated by reference herein. See “Incorporation of Certain Information by Reference.” We encourage you to read those documents carefully. You are also urged to carefully read the relevant provisions of the Irish Companies Act 2014, which can be accessed online for free at http://www.irishstatutebook.ie or can be purchased in hardcopy format from the Irish Government Publications Office by calling +353 1-647-6834 or by e-mailing publications@opw.ie.

Accenture plc	Accenture Holdings plc

Authorized Share Capital

The authorized share capital of Accenture plc is €40,000 and US$517,500, divided into 40,000 ordinary shares with a nominal value of €1 per share; 20,000,000,000 Class A ordinary shares with a nominal value of US$0.0000225 per share; 1,000,000,000 Class X ordinary shares with a nominal value of US$0.0000225 per share; and 2,000,000,000 undesignated shares with a nominal value of US$0.0000225 per share.

The authorized share capital of Accenture Holdings is €44,000, comprised of 40,000 deferred shares with a nominal value of €1.00 per share and 4,000,000,000 ordinary shares with a nominal value of €0.000001 per share.

The ordinary shares were issued solely to ensure that Accenture plc satisfies Irish law minimum share capital requirements for public limited companies at all times and are all held by Accenture plc as treasury shares. As a matter of Irish law, for so long as the ordinary shares are held by Accenture plc as treasury shares, Accenture plc shall not be entitled to any voting, income or return of capital rights in respect of those shares.

The deferred shares were issued solely to ensure that Accenture Holdings satisfies Irish law minimum share capital requirements for public limited companies at all times, and carry no voting rights or income rights and have only limited rights on a return of capital equal to the nominal value of those shares. In contrast, ordinary shares of Accenture Holdings carry full voting, income and return of capital rights.

As at August 26, 2015, Accenture plc owned approximately 96% of the outstanding Accenture Holdings ordinary shares, the only class of shares in the capital of Accenture Holdings carrying voting rights.

Accenture plc has the authority to issue authorized but unissued Class A ordinary shares or undesignated shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The undesignated shares may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.	Accenture Holdings may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. Accenture Holdings does not have the authority to issue any undesignated or preferred shares.

As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting (referred to under Irish law as an “ordinary resolution”). The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the company’s shareholders by an ordinary resolution. Because of the finite time period of any such authority, Accenture plc puts a resolution to shareholders at each annual general meeting to authorize an issuance of up to 33% of its issued share capital for a period of 18 months, which is the customary practice in Ireland.	As a matter of Irish law, the directors of a company may issue new ordinary or deferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting (referred to under Irish law as an “ordinary resolution”). The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. As provided by Irish law, Accenture Holdings has granted this authority by passing an ordinary resolution, with such authority to expire on February 26, 2017. It is intended that Accenture Holdings will follow the customary practice of Irish public limited companies by having this authority renewed by shareholders at each annual general meeting.

Accenture plc’s articles of association entitle the Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by Accenture plc. The Accenture plc Board of Directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares through the issue of the authorized but unissued undesignated shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.	Accenture Holdings’ articles of association do not entitle its Board of Directors to issue undesignated shares.

Voting Rights

At a poll during a general meeting, every shareholder shall have one vote for each Class A ordinary share or Class X ordinary share that he or she holds as of the record date for the meeting (and, except as otherwise provided by the Irish Companies Act 2014 or Accenture plc’s memorandum and articles of association, the holders of Class A ordinary shares and Class X ordinary shares shall vote as a single class). For so long as the ordinary shares with a nominal value of €1 per share are held by Accenture plc as treasury shares (which is currently the case), they will not, as a matter of Irish law, carry any voting rights. Voting rights on a poll may be exercised by shareholders registered in Accenture plc’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy.	Under Accenture Holdings’ articles of association, each Accenture Holdings shareholder is entitled to one vote for each ordinary share of Accenture Holdings that he or she holds as of the record date for the meeting. The holders of Accenture Holdings deferred shares are not entitled to a vote. Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder.

In accordance with the articles of association of Accenture plc, the directors of Accenture plc may, from time to time, cause Accenture plc to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).	Accenture Holdings’ articles of association do not entitle its Board of Directors to issue preferred shares.

The articles of association of Accenture plc provide that no business shall be transacted at any general meeting (i.e., an annual general meeting or an extraordinary general meeting) unless a quorum is present. The presence of three shareholders, in person or by proxy (whether or not such holders actually exercise their voting rights in whole, in part or at all at the meeting) and having the right to attend and vote at the meeting, and holding more than 50% of the Accenture plc ordinary shares outstanding constitutes a quorum for the conduct of business. Abstentions will be counted as present for purposes of determining whether there is a quorum.	The articles of association of Accenture Holdings provide that no business shall be transacted at any general meeting (i.e., an annual general meeting or an extraordinary general meeting) unless a quorum is present. The presence of at least one shareholder, in person or by proxy (whether or not such holder actually exercises his/her voting rights in whole, in part or at all at the meeting) and having the right to attend and vote at the meeting, and holding more than 50% of the ordinary shares of Accenture Holdings outstanding constitutes a quorum for the conduct of business. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Dividend Rights

Each Class A ordinary share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which our Board of Directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares.	Each ordinary share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Holdings’ Board of Directors from time to time determines to declare.

Holders of Class X ordinary shares are not entitled to receive dividends and are not entitled to be paid any amount upon a winding-up of Accenture plc.	The holders of the deferred shares do not have any dividend rights.

Pre-emptive Rights

Under Irish law, Accenture plc shareholders have certain statutory pre-emption rights to subscribe for any new shares issued by Accenture plc for cash consideration. However, Irish law permits companies to opt-out of the statutory pre-emption rights for a period of five years if authorized by shareholders passing a special resolution. A special resolution requires not less than 75% of the votes of Accenture plc’s shareholders cast at a general meeting at which a quorum is present. Because of the finite duration of any shareholder authority to opt-out of pre-emption rights, Accenture plc puts a resolution to shareholders at each annual general meeting to authorize an issuance of up to 5% of its issued share capital for which no pre-emption rights would apply for a period of 18 months, which is the customary practice in Ireland for companies that elect to opt-out of the statutory pre-emption rights. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Accenture plc pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.	As provided by Irish law, Accenture Holdings has opted out of the statutory pre-emption rights by passing a special resolution, with such authority to expire on February 26, 2017. It is intended that Accenture Holdings will follow the customary practice of Irish public limited companies by having this authority renewed by shareholders at each annual general meeting, which would require the approval of not less than 75% of the votes of Accenture Holdings’ shareholders cast at a general meeting at which a quorum is present. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Accenture Holdings pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.

Redemption of Shares

Our Class A ordinary shares can be repurchased by agreement between us and the relevant Class A ordinary shareholder. Accenture plc’s articles of association provide that any Class A ordinary share which Accenture plc has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares. We may, at our option, redeem at any time any of our Class X ordinary shares for a redemption price equal to the par value of our Class X ordinary shares. We have agreed with each member of Accenture	Accenture Holdings’ articles of association provide that any ordinary share that Accenture Holdings has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by Accenture Holdings will technically be effected as a redemption of those shares. Holders of ordinary shares of Accenture Holdings will have the ability, subject to the restrictions on redemption contained in Accenture Holdings’ articles of association (as described below) and the Irish Companies Act 2014 and any contractual restrictions on redemption that may be applicable to a holder, to require that Accenture Holdings redeem all or a portion of such holder’s

Leadership who holds our Class X ordinary shares, however, not to redeem any such Class X ordinary shares held by that member if the redemption would reduce the number of the Class X ordinary shares held by that member to a number that is less than the number of Accenture Holdings ordinary shares or Accenture Canada Holdings Inc. exchangeable shares owned by that member.

ordinary shares of Accenture Holdings. In that case, Accenture Holdings is obligated, subject to the availability of distributable reserves, to redeem any ordinary shares of Accenture Holdings. The redemption price per share generally equals the average of the high and low sale prices of a Class A ordinary share of Accenture plc as reported on the New York Stock Exchange (or certain other exchange on which they may be listed from time to time) on the trading day on which Accenture Holdings receives an irrevocable notice of redemption from a holder of ordinary shares of Accenture Holdings if received prior to close of trading for that day, or on the following trading day if Accenture Holdings receives the irrevocable notice of redemption later than the close of trading on that day. Accenture Holdings may, at its option, pay the redemption price in cash or by causing Accenture plc to deliver Class A ordinary shares of Accenture plc on a one-for-one basis, subject to adjustment for dividends and share splits.

Under Accenture Holdings’ articles of association, Accenture Holdings may refuse to honor a redemption request:

(1)    at any time or during any period, including, without limitation, a “blackout period,” if Accenture Holdings determines, based on the advice of its counsel (including its or Accenture plc’s general counsel), that there is material non-public information that may affect the average price per share of a Class A ordinary share of Accenture plc at such time or during such period;

(2)    if such redemption would be prohibited under applicable law or regulation; or

(3)    from the date of the announcement of a tender offer by Accenture Holdings or any of its affiliates for ordinary shares, or any securities convertible into, or exchangeable or exercisable for, ordinary shares, until the expiration of 10 business days after the termination of such tender offer, provided that nothing in Accenture Holdings’ articles of association shall prevent a holder of ordinary shares from tendering ordinary shares in any such tender offer.

In addition to a holder’s right to require Accenture Holdings to redeem its shares, the Board of Directors of Accenture Holdings can redeem a holder’s ordinary shares of Accenture Holdings at any time for Class A ordinary shares of Accenture plc using the same valuation as described in the second preceding paragraph, where the Board of Directors receives a satisfactory opinion from an internationally recognized counsel or professional tax advisor that such redemption should be tax-free with respect to such holder.

Ordinary shares of Accenture Holdings will not transmit to the holder’s estate on its death. Instead, Accenture Holdings will automatically redeem such holder’s shares, with effect deemed to occur on the date of death, and pursuant to the deed poll executed by Accenture Holdings for the benefit of its shareholders, the holder’s estate will receive cash or, at the discretion of Accenture Holdings, Class A ordinary shares of Accenture plc, delivered through the Depository Trust Company or similar provider of depositary services using the same valuation as described in the third preceding paragraph, in each case, net of a nominal payment of cash consideration in accordance with the provisions of Accenture Holdings’ articles of association. Accenture Holdings will hold the nominal cash consideration in trust for the benefit of the holder’s estate.

Liability and Indemnification of Directors and Officers

Accenture International S.à r.l. has entered into indemnification agreements with each of Accenture plc’s directors, secretary and assistant secretaries providing for the indemnification of, and advancement of expenses to, these persons.	Accenture LLP has entered into indemnification agreements with each of Accenture Holdings’ current and former directors, secretaries and assistant secretaries providing for the indemnification of, and advancement of expenses to, these persons.

Number of Directors; Election of Directors; Vacancies; Removal of Directors

Number of Directors

The Irish Companies Act 2014 provides for a minimum of two directors. Accenture plc’s articles of association provide for a minimum of eight directors and a maximum of 15 directors. The shareholders of Accenture plc may from time to time increase or reduce the maximum number, or increase or reduce the minimum number, of directors by ordinary resolution.

Our Board of Directors determines the number of directors within the range of eight to 15.

Number of Directors

The Irish Companies Act 2014 provides for a minimum of two directors. Accenture Holdings’ articles of association provide that, subject to any ordinary resolution passed by shareholders increasing the number of directors, the number of directors will be not less than two and not more than ten.

Election of Directors

The election of our directors is determined by a majority of the votes cast at the annual general meeting or at any extraordinary general meeting at which the relevant directors are elected. Our shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors.

Election of Directors

Directors shall be appointed (regardless of whether at a general meeting or otherwise) as follows:

(1)    by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed, in each case where such director has been nominated:

Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors. Holders of Class A and Class X ordinary shares are entitled to one vote for each share at all meetings at which directors are elected. Accenture plc’s articles of association provide for a minimum number of directors of eight. If at any time the number of directors falls below the minimum, the remaining directors may act only for the purposes of appointing additional directors to satisfy the requirements of the articles of association with respect to the minimum number of directors.

Each Director must retire from office at each annual general meeting and shall be eligible for re-election.

(a)    by a recommendation of Accenture Holdings’ Board of Directors; or

(b)    with respect to election at an extraordinary general meeting requisitioned in accordance with Section 178 of the Irish Companies Act 2014, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Accenture Holdings and who make such nomination in the written requisition of the extraordinary general meeting;

(2)    by Accenture Holdings’ Board of Directors in accordance with the articles of association;

(3)    by Accenture Holdings’ shareholders representing 50% or more of ordinary shares of Accenture Holdings then in issue by notice in writing to Accenture Holdings; or

(4)    so long as there is in office a sufficient number of directors to constitute a quorum of Accenture Holdings’ Board of Directors, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in Accenture Holdings’ Board of Directors or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the articles of association.

Each director appointed in any of the manners described above will remain a director, subject to the provisions of the Irish Companies Act 2014 and Accenture Holdings’ articles of association, until such director retires, resigns or is removed in accordance with Accenture Holdings’ articles of association.

Vacancies

Our Board of Directors may appoint any person as an additional director or to fill a vacancy resulting from the resignation or termination of office of any director or as an additional director subject to the maximum in the articles of association until the next annual general meeting.

Vacancies

Accenture Holdings’ Board of Directors may fill any vacancy occurring on the Board of Directors. Each director appointed in this manner will remain a director, subject to the provisions of the Irish Companies Act 2014 and the memorandum and articles of association, until such director retires, resigns or is removed in accordance with Accenture Holdings’ articles of association.

Removal of Directors Accenture plc’s articles of association do not contain a similar provision.

Removal of Directors

Accenture Holdings’ articles of association provide that Accenture Holdings shareholders representing 50% or more of ordinary shares of Accenture Holdings then in issue may remove a director at any time by notice in writing to Accenture Holdings plc.

Director Nominations by Shareholders

Accenture plc’s articles of association contain advance notice requirements for shareholders to make nominations at annual general meetings. Under our articles of association, a shareholder must deliver to our secretary a notice executed by a shareholder (not being the person to be proposed) not less than 120 nor more than 150 days before the date of our proxy statement released to shareholders in connection with the prior year’s annual general meeting. The notice must contain (a) the name, age, business address and residence address of the person proposed to be nominated for election as a director, (b) the principal occupation or employment of such person, (c) the class, series and number of our shares which are beneficially owned by such person, (d) information which would, if he or she were so appointed, be required to be included in the company’s register of directors and officers and (e) all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to the SEC’s proxy rules, together with notice executed by such person of his or her willingness to serve as a director if so elected.	Accenture Holdings’ articles of association do not permit director nominations to be submitted by shareholders at the annual general meetings of Accenture Holdings.

Amendment of Governing Documents

Paragraph 6 of the memorandum of association of Accenture plc provides that any amendment to that paragraph and to the provisions of Accenture plc’s articles of association relating to mergers, any sale, lease or exchange by Accenture plc of all or substantially all of its property or assets and the appointment and removal of directors, which are not approved by Accenture plc’s Board of Directors, must be approved by shareholders holding not less than 80% of Accenture plc’s issued and outstanding voting shares.	Accenture Holdings’ memorandum of association does not contain a similar provision.

Amalgamation, Discontinuance and Sale of All or Substantially All of Our Assets or the Assets of Accenture Holdings

Accenture plc’s articles of association provide that the approval of (1) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (2) a shareholder resolution passed by a majority of votes cast on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.	Accenture Holdings’ articles of association do not contain a similar provision.

Rights on Liquidation

Accenture plc’s articles of association provide that the Class A ordinary shareholders of Accenture plc are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. Neither Class X ordinary shareholders of Accenture plc nor Accenture plc as the holder of all ordinary shares with a nominal value of €1 per share are entitled to participate in a winding up.	Accenture Holdings’ articles of association provide that the holders of ordinary shares of Accenture Holdings are entitled to participate pro rata in a winding up and that the holders of deferred shares are only entitled to a return of capital equal to the nominal value of each deferred share on a winding up in limited circumstances.

Access to Books and Records

Accenture plc’s Board of Directors has adopted a resolution, providing that its shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the shareholder names, addresses, and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.	Accenture Holdings’ Board of Directors has not adopted a similar resolution.

Shareholder Suits

Accenture plc’s Board of Directors has adopted resolutions providing, among other things, that (a) its shareholders may bring derivative proceedings on behalf of Accenture plc, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; and (b) Accenture plc will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware. Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Irish law would have to be satisfied for any derivative proceedings or other legal actions to be brought in Ireland by a shareholder against Accenture plc or any of its directors or officers. In addition, there can be no assurance that Irish courts or courts in other jurisdictions would enforce court judgments obtained in the United States against Accenture plc or its directors in Ireland or in other countries where Accenture plc has assets.	Accenture Holdings’ Board of Directors has not adopted similar resolutions.

Anti-takeover Measures

As an Irish company listed on the New York Stock Exchange we are subject to Irish Takeover Rules. For more information, please see “Description of Share Capital —Anti-Takeover Provisions.”	No Irish or European Union takeover provisions will apply to Accenture Holdings as Accenture Holdings is not listed on a “recognized stock exchange” or “regulated market” within the meaning of Irish law.

Tax Election

Accenture plc’s articles of association do not contain a tax election provision.	Accenture Holdings’ articles of association provide that its Board of Directors may, in its sole discretion, make any tax elections with respect to Accenture Holdings, provided the board reasonably determines that any such election would not have an adverse tax impact on any shareholder.

PLAN OF DISTRIBUTION

This prospectus relates to the possible issuance from time to time of up to 29,237,471 of our Class A ordinary shares to holders of up to an equal number of Accenture Holdings ordinary shares if, and to the extent that, such holders tender their Accenture Holdings ordinary shares for redemption (or to the extent that such shares are automatically redeemed upon the death of such holders) and Accenture Holdings elects to exchange those holders’ Accenture Holdings ordinary shares for our Class A ordinary shares. We will not receive any cash proceeds from the issuance of the Class A ordinary shares to the holders of Accenture Holdings ordinary shares tendered for redemption (or automatically redeemed upon death) pursuant to this prospectus; however, in exchange for any of our Class A ordinary shares that we may issue pursuant to this prospectus, Accenture Holdings will issue a number of its ordinary shares to us that is equivalent to the number of shares that it redeems from redeeming holders.

LEGAL MATTERS

Arthur Cox, Accenture plc’s Irish legal advisers, will pass upon the validity of the shares offered by this prospectus.

EXPERTS

The consolidated financial statements of Accenture plc and its subsidiaries as of August 31, 2014 and 2013 and for each of the years in the three-year period ended August 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of August 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Accenture plc, who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, we make available free of charge on the Investor Relations section of our website at www.accenture.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Reports, proxy statements and other information concerning Accenture plc may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering (excluding any information “furnished” but not “filed”). These filings contain important information about us.

•	Accenture plc’s Annual Report on Form 10-K for the fiscal year ended August 31, 2014.

•	Accenture plc’s Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2014, February 28, 2015 and May 31, 2015.

•	Accenture plc’s Current Reports on Form 8-K, filed February 4, 2015, May 4, 2015 and July 15, 2015.

•	The Current Report of Accenture plc on Form 8-K12B, filed September 1, 2009 with the SEC under Section 12(b) of the Exchange Act, including the description of the Accenture plc Class A ordinary shares contained therein, and the Current Report of the Accenture plc on Form 8-K, filed on February 9, 2012, including the Amended and Restated Memorandum and Articles of Association of Accenture plc filed as an exhibit thereto.

•	The Current Report of Accenture Holdings on Form 8-K12G3, filed August 26, 2015 with the SEC under Section 12(g) of the Exchange Act, including the Memorandum and Articles of Association and Deed Poll of Accenture Holdings filed as an exhibit thereto.

•	The section entitled “Description of Ordinary Share Capital of Accenture Holdings” of Accenture SCA’s Definitive Information Statement on Schedule 14C filed on May 18, 2015 with the SEC.

You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s website described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing to us at the following address or calling us at the telephone number listed below:

Investor Relations

1345 Avenue of the Americas

New York, NY 10105

Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico

+353 (1) 407-8203 outside the United States and Puerto Rico

E-mail: investor.relations@accenture.com

29,237,471

ACCENTURE PLC

Class A Ordinary Shares

PROSPECTUS

August 26, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated.

Accounting Fees and Expenses	$15,000
Legal Fees and Expenses	208,000
Printing Expenses	3,000
Miscellaneous	10,000

Total	$236,000

Item 15. Indemnification of Directors and Officers.

If a director or officer of an Irish company is found to have breached his or her fiduciary duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. Accenture plc’s articles of association contain indemnification and expense advancement provisions for persons who are not directors, the secretary or assistant secretaries of Accenture plc. Accenture plc’s articles of association also confer a more limited indemnity on its directors, secretary and assistant secretaries for certain costs and discharge the liability of a director, the secretary or assistant secretary where judgment is given in favor of the director, secretary or assistant secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director, secretary or assistant secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors, the secretary or assistant secretaries of Accenture plc. Any provision which seeks to indemnify a director, secretary or assistant secretary of an Irish company over and above this shall be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

In accordance with Irish law, Accenture plc has taken out directors and officers liability insurance, as well as other types of insurance, for our directors and officers.

In addition, Accenture International S.à r.l. has entered into indemnification agreements with or as to each of Accenture plc’s directors, secretary and assistant secretaries providing for the indemnification of, and advancement of expenses to, these persons.

Item 16. Exhibits.

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) shall not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date it is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or the prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer to sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on August 26, 2015.

ACCENTURE PLC

By:	/s/ Joel Unruch
Name: Joel Unruch
Title: Corporate Secretary

Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment No. 1 of the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chief Executive Officer, Chairman of the Board and Director (principal executive officer)	August 26, 2015
Pierre Nanterme

*	Chief Financial Officer (principal financial officer)	August 26, 2015
David P. Rowland

*	Chief Accounting Officer (principal accounting officer)	August 26, 2015
Richard P. Clark

*	Director	August 26, 2015
Jaime Ardila

*	Director	August 26, 2015
Dina Dublon

*	Director	August 26, 2015
Charles Giancarlo

*	Director	August 26, 2015
William L. Kimsey

*	Director	August 26, 2015
Marjorie Magner

*	Director	August 26, 2015
Blythe J. McGarvie

Signature	Title	Date

*	Director	August 26, 2015
Gilles C. Pélisson

*	Director	August 26, 2015
Wulf von Schimmelmann

*By: /s/ Joel Unruch Joel Unruch	Attorney-in-fact and Authorized U.S. Representative	August 26, 2015

INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association of Accenture plc (incorporated by reference to Exhibit 3.1 to Accenture plc’s 8-K filed on February 9, 2012)

3.2	Certificate of Incorporation of Accenture plc, an Irish public limited company (incorporated by reference to Exhibit 3.2 to Accenture plc’s 8-K12B filed on September 1, 2009)

5.1	Opinion of Arthur Cox, Irish legal advisers to Accenture plc (filed herewith)

23.1	Consent of Arthur Cox, Irish legal advisers to Accenture plc (included as part of Exhibit 5.1)

23.2	Consent of KPMG LLP (filed herewith)

24.1	Power of Attorney (incorporated by reference to the signature page of the Registration Statement on Form S-3 (File No. 333-188132) filed on April 25, 2013)

24.2	Substitute Power of Attorney (filed herewith)

24.3	Power of Attorney (filed herewith)